Exhibit 99.10

SIXTH AMENDMENT

TO THE

HUNTINGTON INGALLS INDUSTRIES, INC. NEWPORT NEWS OPERATIONS

SAVINGS (401(k)) PLAN FOR UNION ELIGIBLE EMPLOYEES

This amendment to the October 1, 2015 restatement of the Huntington Ingalls Industries, Inc. Newport News Operations Savings (401(k)) Plan for Union Eligible Employees, including the Huntington Ingalls Industries, Inc. Newport News Operations Employee Stock Ownership Plan (“Plan”) incorporates changes to reflect the merger of the Plan with and into the Huntington Ingalls Industries Savings Plan. Effective December 31, 2021, the PREAMBLE to the Plan is hereby amended by inserting the following provisions at the end thereof:

“Plan Merger

Notwithstanding anything in the Plan to the contrary, effective December 31, 2021 (“Merger Date”), the Plan shall merge with and into the Huntington Ingalls Industries Savings Plan (“HISP”). The assets and liabilities of the Plan, including outstanding Plan loans, will transfer in a trust-to-trust transfer as soon as is reasonably practicable on and/or after the Merger Date to the HISP, and the trustee of the HISP will receive such assets and liabilities, including outstanding Plan loans (the “Plan Amounts”).

Following the merger of the Plan into the HISP and the transfer of Plan Amounts from the Plan, the value of the account of each Plan Participant will transfer to a corresponding account established under the HISP. Each Plan Participant’s account shall be invested according to the Participant’s elections and/or in accordance with the terms of the HISP. Plan Participants shall be eligible to participate in the HISP in accordance with the terms and conditions of the HISP.

In accordance with Internal Revenue Code Section 414(1), Plan Participants are entitled to receive a benefit immediately after the Merger Date (as if the HISP had then been terminated) in an amount equal to or greater than the benefits they would have been entitled to receive immediately before the Merger Date (as if the Plan had then been terminated). All protected benefits, rights, and features associated with accrued benefits under the Plan will be preserved under the HISP pursuant to Internal Revenue Code Section 411(d)(6) and the requirements of the Employee Retirement Income Security Act of 1974.”

IN WITNESS WHEREOF, Huntington Ingalls Industries, Inc. has caused this Amendment to be executed by its duly authorized representative on the 20 day of December, 2021.

HUNTINGTON INGALLS INDUSTRIES, INC.

By:	/s/ William Ermatinger
William Ermatinger
Executive Vice President and Chief Human Resources Officer